EXHIBIT 99.1

CONSOLIDATED MERCANTILE INCORPORATED

PRESS RELEASE

CONSOLIDATED MERCANTILE INCORPORATED REPORTS THIRD QUARTER FINANCIAL RESULTS

Toronto, November 13, 2008 – As previously reported, Consolidated Mercantile Incorporated (TSX: CMC) completed the sale of its subsidiary, Distinctive Designs Furniture Inc. (“Distinctive”), and its equity investee, Polyair Inter Pack Inc. (“Polyair”).  The operating results of Distinctive for the nine month period ended September 30, 2007 have been classified by the Company as discontinued operations.

Net Earnings for the nine months ended September 30, 2008 were $9,131 compared to a net loss of $702,587 in the comparable 2007 period.  Results for the nine month period ended September 30, 2007 include the Company’s share of equity earnings from Polyair.  Earnings per share for the nine months was $0.00 compared with a $0.14 loss per share in the comparable 2007 period.

Consolidated Mercantile Incorporated is a management holding company which effects its investment strategy through investment in, management of and merchant banking to its core strategic industries.

“Safe Harbor” statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management’s current views of future events and operation.  These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.  These forward-looking statements represent the Company’s judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500